B2GOLD CORP.

NOTICE OF DISTRIBUTION OF COMMON SHARES
PURSUANT TO AN AT-THE-MARKET OFFERING

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Reference is made to the decision of the British Columbia Securities Commission and the Ontario Securities Commission dated July 29, 2016 in the matter of B2Gold Corp. (the “Company”) and Canaccord Genuity Corp., Canaccord Genuity Inc., HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. (the “Decision”). Reference is also made to the Company’s at-the-market offering (the “ATM Offering”) of up to US$100,000,000 worth of common shares of the Company (the “Common Shares”) established by a prospectus supplement dated August 11, 2016 to the Company’s short form base shelf prospectus dated January 11, 2016.

In accordance with paragraph 22 of the Decision, the undersigned, being the Executive Vice President, General Counsel and Secretary of the Company, hereby confirms, for and on behalf of the Company and not in his personal capacity, that no Common Shares were distributed over the facilities of the Toronto Stock Exchange or another “marketplace” (as such term is defined in NI 21-101 Market Operations) in Canada, and the following Common Shares were distributed over the facilities of the NYSE MKT LLC (“NYSE MKT”) or another “marketplace” (as such term is defined in NI 21-101 Market Operations) in the United States pursuant to the ATM Offering during the month ended August 31, 2016 (the “Month”).

Aggregate Number of Common Shares Distributed during the Month	7,596,800
Average Sale Price of Common Shares Distributed during the Month	US$3.5042
Gross Proceeds Realized from Sales of Common Shares during the Month	US$26,620,916.20
Total Commission Paid in respect of Sales of Common Shares during the Month	US$532,418.32
Securities and Exchange Commission/NYSE MKT Fees	US$122.46
Net Proceeds Realized from Sales of Common Shares during the Month	US$26,088,375.42

Dated this 2nd day of September, 2016

B2GOLD CORP.

Per:	“Roger Richer
Roger Richer, Executive Vice President
General Counsel and Secretary

{Notice of Distribution of Securities;1}